Exhibit 21.1

List of Subsidiaries

Subsidiaries

Name	Jurisdiction of Incorporation or Organization
LHGN HoldCo, LLC	Delaware
GNOG Holdings, LLC	Delaware
Golden Nugget Online Gaming, LLC	New Jersey
Golden Nugget Online Gaming VA, LLC	Virginia